# VOYA SMARTDESIGN VARIABLE ANNUITY

## GROUP AND INDIVIDUAL DEFERRED VARIABLE ANNUITY CONTRACTS
issued by
### Voya Insurance and Annuity Company
and its
### Separate Account B

**Supplement Dated May 22, 2018**

This supplement updates and amends your prospectus dated May 1, 2015, and subsequent supplements thereto. Please read it carefully and keep it with your prospectus for future reference. Defined terms in this supplement shall have the same meaning given to them in your prospectus.

_____

## NOTICE OF AND IMPORTANT INFORMATION ABOUT AN UPCOMING FUND REORGANIZATION

> *The following information only affects you if you currently invest in or plan to invest in the subaccount that corresponds to the Voya Multi-Manager Large Cap Core Portfolio.*

On March 15, 2018, the Board of Trustees of Voya Investors Trust approved a proposal to reorganize the Voya Multi-Manager Large Cap Core Portfolio (the "Reorganization"). Subject to shareholder approval, effective after the close of business on or about August 24, 2018 (the "Reorganization Date"), Class S shares of the Voya Multi-Manager Large Cap Core Portfolio (the "Merging Fund") will reorganize with and into Class S shares of the Voya Index Plus LargeCap Portfolio (the "Surviving Fund").

If shareholders of the Merging Fund approve the Reorganization, from the close of business on August 10, 2018, through the close of business on August 24, 2018, the Merging Fund will be in a "transition period" during which time a transition manager will sell all or most of its assets and the transition manager may hold a large portion of the Merging Fund's assets in temporary investments. During this time, the Merging Fund may not be pursuing its investment objective and strategies and limitations on permissible investments and investment restrictions will not apply. The sales and purchases of securities during the transition period are expected to result in buy and sell transactions and such transactions may be made at a disadvantageous time.

**Voluntary Transfers Before the Reorganization Date.** Prior to the Reorganization Date and for 30 days thereafter, you may transfer amounts allocated to the subaccount that invests in the Merging Fund to any other available subaccount or to any available fixed account. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. **See the "TRANSFERS AMONG YOUR INVESTMENTS (EXCESSIVE TRADING POLICY)" section beginning on page 12 of your Contract prospectus for information about making subaccount transfers, including applicable restrictions and limits on transfers.**

**On the Reorganization Date.** The Surviving Fund is closed to new investors and to new investments by existing investors. On the Reorganization Date, your investment in the subaccount that invests in the Merging Fund will automatically become an investment in the subaccount that invests in the Surviving Fund with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation, and your contract value immediately before the reallocation will equal your contract value immediately after the reallocation.

**Automatic Fund Reallocation After the Reorganization Date.** After the Reorganization Date, the Merging Fund will no longer be available through your Contract. Unless you provide us with alternative allocation instructions, after the Reorganization Date all allocations directed to the subaccount that invests in the Merging Fund will be automatically allocated proportionately among the other available subaccounts according to your most recent allocation instructions. If your most recent allocation instructions do not include any available funds, you must provide us with alternative allocation instructions or the premium payment will be returned to you. **See the "TRANSFERS AMONG YOUR INVESTMENTS (EXCESSIVE TRADING POLICY)" section beginning on page 12 of your Contract prospectus for information about making fund allocation changes.**

**Allocation Instructions.** You may give us alternative allocation instructions at any time by contacting Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271, (800) 366-0066.

## IMPORTANT INFORMATION ABOUT THE COMPANY

On December 20, 2017, Voya, entered into a Master Transaction Agreement (the "Agreement") with VA Capital Company LLC, a newly formed Delaware limited liability company ("VA Capital"), and Athene Holding Ltd., a Bermuda limited company, pursuant to which VA Capital's wholly-owned subsidiary Venerable Holdings Inc. will acquire all of the shares of the capital stock of the Company and all of the membership interests of Directed Services LLC, our affiliate and the principal underwriter and distributor of the Contract as well as for our other variable contracts. The transaction will result in Voya's disposition of substantially all of its variable annuity and fixed and fixed indexed annuity businesses and related assets. The transaction is expected to close in the second or third quarters of 2018. The consummation of the closing under the Agreement is subject to conditions specified in the Agreement, including the receipt of required regulatory approvals. **The transaction will NOT change the terms, features and benefits of your Contract.**

## INFORMATION ABOUT THE CONTRACT'S FUND FEES AND EXPENSES

The following table shows the minimum and maximum total annual fund operating expenses that you may pay periodically during the time that you own the Contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. Expenses of the funds may be higher or lower in the future. More detail concerning each fund's fees and expenses is contained in the prospectus for the fund.

|  | Minimum | Maximum |
|---|---|---|
| **Total Annual Fund Expenses** (expenses that are deducted from fund assets, including management fees, distribution and/or service (12b-1) fees and other expenses) | 0.47% | 1.51% |

## IMPORTANT INFORMATION ABOUT THE FUNDS AVAILABLE THROUGH THE CONTRACT

The following chart lists the funds that are currently available through the Contract, along with each fund's investment adviser/subadviser and investment objective. More detailed information about these funds can be found in the current prospectus and Statement of Additional Information for each fund. If you received a summary prospectus for any of the funds available through your Contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

**There is no assurance that the stated investment objectives of any of the funds will be achieved. Shares of the funds will rise and fall in value and you could lose money by allocating contract value to the subaccounts that invest in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency.**

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **BlackRock Global Allocation V.I. Fund (Class III)**<br><br>**Investment Adviser:** BlackRock Advisors, LLC | Seeks high total investment return. |
| **Voya Euro STOXX 50® Index Portfolio (Class ADV)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the EURO STOXX 50® Index. |
| **Voya FTSE 100 Index® Portfolio (Class ADV)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the FTSE 100 Index®. |
| **Voya Global Equity Portfolio (Class T)[1]**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks long-term capital growth and current income. |
| **Voya Global Perspectives® Portfolio (Class ADV)[2]**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks total return. |
| **Voya Government Liquid Assets Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks high level of current income consistent with the preservation of capital and liquidity. |
| **Voya Growth and Income Portfolio (Class ADV)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. |
| **Voya Hang Seng Index Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Hang Seng Index. |

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **Voya High Yield Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to provide investors with a high level of current income and total return. |
| **Voya Intermediate Bond Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. |
| **Voya International Index Portfolio (Class ADV)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted International Index. |
| **Voya Japan TOPIX Index® Portfolio (Class ADV)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Tokyo Stock Price Index®. |
| **Voya Large Cap Growth Portfolio (Class ADV)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks long-term capital growth. |
| **Voya Large Cap Value Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks long-term growth of capital and current income. |
| **Voya MidCap Opportunities Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks long-term capital appreciation. |
| **Voya Multi-Manager Large Cap Core Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadvisers:** Columbia Management Investment Advisers, LLC and The London Company of Virginia, LLC d/b/a The London Company | Seeks reasonable income and capital growth. |

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **Voya Retirement Conservative Portfolio (Class ADV)**[1,2]<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks a high level of total return (consisting of capital appreciation and income) consistent with a conservative level of risk relative to the other Voya Retirement Portfolios. |
| **Voya Retirement Growth Portfolio (Class ADV)**[1,2]<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Growth Portfolio. |
| **Voya Retirement Moderate Growth Portfolio (Class ADV)**[1,2]<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Portfolio but less than that of Voya Retirement Growth Portfolio. |
| **Voya Retirement Moderate Portfolio (Class ADV)**[1,2]<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Conservative Portfolio but less than that of Voya Retirement Moderate Growth Portfolio. |
| **Voya Russell™ Large Cap Growth Index Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index. |
| **Voya Russell™ Large Cap Index Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index. |
| **Voya Russell™ Large Cap Value Index Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index. |
| **Voya Russell™ Mid Cap Growth Index Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index. |

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **Voya Russell™ Mid Cap Index Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Index. |
| **Voya Russell™ Small Cap Index Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index. |
| **Voya Small Company Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks growth of capital primarily through investment in a diversified portfolio of common stock of companies with smaller market capitalizations. |
| **Voya Solution Moderately Aggressive Portfolio (Class S)[1]**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to provide capital growth through a diversified asset allocation strategy. |
| **Voya U.S. Bond Index Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Bloomberg Barclays U.S. Aggregate Bond Index. |
| **VY® Baron Growth Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** BAMCO, Inc. | Seeks capital appreciation. |
| **VY® BlackRock Inflation Protected Bond Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** BlackRock Financial Management Inc. | Seeks to maximize real return, consistent with preservation of real capital and prudent investment management. |
| **VY® Columbia Contrarian Core Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Columbia Management Investment Advisers, LLC | Seeks total return consisting of long-term capital appreciation and current income. |
| **VY® Franklin Income Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Franklin Advisers, Inc. | Seeks to maximize income while maintaining prospects for capital appreciation. |

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **VY® Invesco Comstock Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Invesco Advisers, Inc. | Seeks capital growth and income. |
| **VY® Invesco Equity and Income Portfolio (Class S2)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Invesco Advisers, Inc. | Seeks total return consisting of long-term capital appreciation and current income. |
| **VY® Invesco Growth and Income Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Invesco Advisers, Inc. | Seeks long-term growth of capital and income. |
| **VY® JPMorgan Emerging Markets Equity Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** J.P. Morgan Investment Management Inc. | Seeks capital appreciation. |
| **VY® JPMorgan Small Cap Core Equity Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** J.P. Morgan Investment Management Inc. | Seeks capital growth over the long-term. |
| **VY® Morgan Stanley Global Franchise Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Morgan Stanley Investment Management Inc. | A *non-diversified* Portfolio that seeks long-term capital appreciation. |
| **VY® Oppenheimer Global Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** OppenheimerFunds, Inc. | Seeks capital appreciation. |
| **VY® T. Rowe Price Capital Appreciation Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** T. Rowe Price Associates, Inc. | Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk. |
| **VY® T. Rowe Price Equity Income Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** T. Rowe Price Associates, Inc. | Seeks a high level of dividend income as well as long-term growth of capital primarily through investments in stocks. |

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
| --- | --- |
| **VY® T. Rowe Price Growth Equity Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** T. Rowe Price Associates, Inc. | Seeks long-term growth through investments in stocks. |
| **VY® T. Rowe Price International Stock Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** T. Rowe Price Associates, Inc. | Seeks long-term growth of capital. |
| **VY® Templeton Foreign Equity Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Templeton Investment Counsel, LLC | Seeks long-term capital growth. |
| **VY® Templeton Global Growth Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Templeton Global Advisors Limited | Seeks capital appreciation. Current income is only an incidental consideration. |

HSI is published and compiled by Hang Seng Indexes Company Limited pursuant to a license from Hang Seng Data Services Limited. The mark and name of the Index are proprietary to Hang Seng Data Services Limited. Hang Seng Indexes Company Limited and Hang Seng Data Services Limited have agreed to the use of, and reference to, the Index by Voya Investment Management Co. LLC and Voya Investments, LLC in connection with the Voya Hang Seng Portfolio (the "product"), but neither Hang Seng Indexes Company Limited nor Hang Seng Data Services Limited warrants or represents or guarantees to any broker or holder of the product or any other person: (1) the accuracy or completeness of any of the Index and its computation or any information related thereto; or (2) the fitness or suitability for any purpose of any of the Index or any component or data comprised in it; or (3) the results which may be obtained by any person from the use of any of the Index or any component or data comprised in it for any purpose, and no warranty or representation or guarantee of any kind whatsoever relating to the Index is given or may be implied. The process and basis of computation and compilation of the Index and any of the related formula or formulae, constituent stocks and factors may at any time be changed or altered by Hang Seng Indexes Company Limited without notice.

TO THE EXTENT PERMITTED BY APPLICABLE LAW, NO RESPONSIBILITY OR LIABILITY IS ACCEPTED BY HANG SENG INDEXES COMPANY LIMITED OR HANG SENG DATA SERVICES LIMITED: (1) IN RESPECT OF THE USE OF AND/OR REFERENCE TO THE INDEX BY VOYA INVESTMENT MANAGEMENT CO. LLC AND VOYA INVESTMENTS, LLC IN CONNECTION WITH THE PRODUCT; OR (2) FOR ANY INACCURACIES, OMISSIONS, MISTAKES OR ERRORS OF HANG SENG INDEXES COMPANY LIMITED IN THE COMPUTATION OF THE INDEX; OR (3) FOR ANY INACCURACIES, OMISSIONS, MISTAKES, ERRORS OR INCOMPLETENESS OF ANY INFORMATION USED IN CONNECTION WITH THE COMPUTATION OF THE INDEX WHICH IS SUPPLIED BY ANY OTHER PERSON; OR (4) FOR ANY ECONOMIC OR OTHER LOSS WHICH MAY BE DIRECTLY OR INDIRECTLY SUSTAINED BY ANY BROKER OR HOLDER OF THE PRODUCT OR ANY OTHER PERSON DEALING WITH THE PRODUCT AS A RESULT OF ANY OF THE AFORESAID, AND NO CLAIMS, ACTIONS OR LEGAL PROCEEDINGS MAY BE BROUGHT AGAINST HANG SENG INDEXES COMPANY LIMITED AND/OR HANG SENG DATA SERVICES LIMITED IN CONNECTION WITH THE PRODUCT IN ANY MANNER WHATSOEVER BY ANY BROKER, HOLDER OR OTHER PERSON DEALING WITH THE PRODUCT. ANY BROKER, HOLDER OR OTHER PERSON DEALING WITH THE PRODUCT DOES SO THEREFORE IN FULL KNOWLEDGE OF THIS DISCLAIMER AND CAN PLACE NO RELIANCE WHATSOEVER ON HANG SENG INDEXES COMPANY LIMITED AND HANG SENG DATA SERVICES LIMITED. FOR THE AVOIDANCE OF DOUBT, THIS DISCLAIMER DOES NOT CREATE ANY CONTRACTUAL OR QUASI-CONTRACTUAL RELATIONSHIP BETWEEN ANY BROKER, HOLDER OR OTHER PERSON AND HANG SENG INDEXES COMPANY LIMITED AND/OR HANG SENG DATA SERVICES LIMITED AND MUST NOT BE CONSTRUED TO HAVE CREATED SUCH RELATIONSHIP.

# IMPORTANT INFORMATION ABOUT FUNDS
# CLOSED TO NEW INVESTMENT

The subaccounts that invest in the following funds have been closed to new investment:

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **Columbia Variable Portfolio – Small Cap Value Fund (Class 2)**<br><br>**Investment Adviser:** Columbia Management Investment Advisers, LLC | Seeks long-term capital appreciation. |
| **ProFund VP Bull**<br><br>**Investment Adviser:** ProFund Advisors | Seeks investment results, before fees and expenses, that correspond to the performance of the S&P 500®. |
| **ProFund VP Europe 30**<br><br>**Investment Adviser:** ProFund Advisors | Seeks investment results, before fees and expenses, that correspond to the performance of the ProFunds Europe 30 Index. |
| **ProFund VP Rising Rates Opportunity**<br><br>**Investment Adviser:** ProFund Advisors | Seeks daily investment results, before fees and expenses, that correspond to one and one-quarter times the inverse (-1.25x) of the daily price movement of the most recently issued 30-year U.S. Treasury Bond. The Fund does not seek to achieve its stated investment objective over a period of time greater than a single day. |

| Fund Name Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **Voya Balanced Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation. |
| **Voya Global Equity Portfolio (Class S)**[1]<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks long-term capital growth and current income. |
| **Voya Growth and Income Portfolio (Class I and Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. |
| **Voya Index Plus LargeCap Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to outperform the total return performance of the S&P 500® Index while maintaining a market level of risk. |
| **Voya Index Plus MidCap Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to outperform the total return performance of the S&P MidCap 400® Index while maintaining a market level of risk. |
| **Voya Index Plus SmallCap Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to outperform the total return performance of the S&P SmallCap 600® Index while maintaining a market level of risk. |
| **Voya International Index Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index. |
| **Voya Large Cap Growth Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks long-term capital growth. |
| **Voya SmallCap Opportunities Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks long-term capital appreciation. |

| Fund Name Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **VY® Clarion Global Real Estate Portfolio (Class S)** **Investment Adviser:** Voya Investments, LLC **Subadviser:** CBRE Clarion Securities LLC | Seeks high total return consisting of capital appreciation and current income. |
| **VY® Clarion Real Estate Portfolio (Class S)** **Investment Adviser:** Voya Investments, LLC **Subadviser:** CBRE Clarion Securities LLC | Seeks total return including capital appreciation and current income. |
| **VY® Columbia Small Cap Value II Portfolio (Class S)** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Columbia Management Investment Advisers, LLC | Seeks long-term growth of capital. |
| **VY® Invesco Equity and Income Portfolio (Class S)** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc. | Seeks total return consisting of long-term capital appreciation and current income. |
| **VY® JPMorgan Mid Cap Value Portfolio (Class S)** **Investment Adviser:** Voya Investments, LLC **Subadviser:** J.P. Morgan Investment Management Inc. | Seeks growth from capital appreciation. |
| **VY® Oppenheimer Global Portfolio (Class I)** **Investment Adviser:** Voya Investments, LLC **Subadviser:** OppenheimerFunds, Inc. | Seeks capital appreciation. |

Contract owners who have contract value allocated to one or more of the subaccounts that correspond to these funds may leave their contract value in those subaccounts, but future allocations and transfers into them are prohibited. If your most recent premium allocation instructions includes a subaccount that corresponds to one of these funds, premium received that would have been allocated to a subaccount corresponding to one of these funds may be automatically allocated among the other available subaccounts according to your most recent premium allocation instructions. If your most recent allocation instructions do not include any available funds, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271, (800) 366-0066.

# MORE INFORMATION IS AVAILABLE

More information about the funds available through your Contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting:

Customer Service
P.O. Box 9271
Des Moines, Iowa 50306-9271
(800) 366-0066

If you received a summary prospectus for any of the funds available through your Contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

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[1] This fund employs a managed volatility strategy. A managed volatility strategy is a strategy that is intended to reduce a fund's overall volatility and downside risk and, thereby, help us manage the risks associated with providing certain guarantees under the Contract. During rising markets, the hedging strategies employed to manage volatility could result in your contract value rising less than would have been the case if you had been invested in a fund with substantially similar investment objectives, policies and strategies that does not utilize a volatility management strategy. In addition, the cost of these hedging strategies may have a negative impact on investment performance. On the other hand, investing in funds with a managed volatility strategy may be helpful in a declining market with higher market volatility because the hedging strategy will reduce your equity exposure in such circumstances. In such cases, your contract value may decline less than would have been the case if you had not invested in funds with a managed volatility strategy. There is no guarantee that a managed volatility strategy can achieve or maintain the fund's optimal risk targets, and the fund may not perform as expected.

[2] This fund is structured as a "fund of funds." A fund structured as a "fund of funds" may have higher fees and expenses than a fund that invests directly in debt and equity securities because it also incurs the fees and expenses of the underlying funds in which it invests. Please refer to the fund prospectus for information about the aggregate annual operating expenses of the fund and its corresponding underlying fund or funds.